FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 30, 2006
AMS HOMECARE INC. (File #000-50109)
(Registrant’s name)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2
(Address of principal executive offices)

Attachments:

                1. Quarterly and Year End Report Interim Financial Statement Reporting Period November 30, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	_	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMS Homecare Inc.

Date: January 30, 2006	By:	/s/“Harj Gill”
Harj Gill
CEO

January 30, 2006

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C.   20549

Dear Sir or Madam:

RE:
AMS HOMECARE INC. - (File #000-50109)
Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:
Harj Gill
CEO

Enclosures

 Quarterly and Year End Report Interim Financial Statement Reporting Period November 30, 2005

cc:

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of	____________X______________	SCHEDULE A

	___________________________	SCHEDULES B & C

ISSUER DETAILS:

Name of Issuer:	AMS Homecare Inc.
Issuer Address:	1360 Cliveden Avenue, Delta, B.C. V3M 6K2
Issuer Fax No.:	604-273-9312
Issuer Telephone No.:	604-273-5173
Contact Name:	Rani Gill
Contact Position:	President & Director
Contact Telephone Number:	604-273-5173 (local 109)
Contact Email Address:	ranig@amshomecare.com
Web Site Address:	www.amshomecare.com
For Quarter Ended:	2005/11/30
Date of Report:	2006/01/30

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE AUDIT COMMITTEE ON BEHALF OF THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“Rani Gill”	Rani Gill	2006/01/30

“Harj Gill”	Harj Gill	2006/01/30

AMS HOMECARE INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2005

Unaudited - Prepared by Management

AMS Homecare Inc.	Statement 1
Interim Consolidated Balance Sheet
Canadian Funds
Unaudited - Prepared by Management

ASSETS	November 30 2005	February 28 2005
Current
Receivables	$1,805,672	$696,559
Inventories	1,487,770	1,567,050
Prepaids	48,711	128,429
	3,342,153	2,422,038
Plant and equipment (Note 3)	96,774	55,035
Intangible assets (Note 4)	76,276	92,828
	$3,515,203	$2,569,901

LIABILITIES
Current
Bank demand loan (Note 5)	$1,477,811	$1,153,526
Payables and accruals	271,802	166,982
Current portion of long-term debt (Note 6)	109,577	103,295
Income taxes payable	65,053	20,000
	1,924,243	1,443,803

Long-Term debt (Note 6)	221,385	304,429
Due to shareholders (Note 7)	501,607	501,607
	2,647,235	2,249,839

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 8)	110,400	110,400
Retained Earnings - Statement 2	757,568	209,662
	867,968	320,062
	$3,515,203	$2,569,901

Commitments  (Note11)

Contingencies (Note 14)

Approved on behalf of the Board

“Rani Gill”, Director	“Harj Gill”, Director

- See Accompanying Notes -

AMS Homecare Inc.	Statement 2
Interim Consolidated Statement of Shareholders’ Equity
Canadian Funds
Unaudited - Prepared by Management

	Common Shares Issued
	Number of Shares	Amount	Retained Earnings	Total
Balance - February 29, 2004	46,398,891	$75,400	$189,904	$265,304
Conversion of warrants into common shares (Note 8)	250,000	35,000	-	35,000
Earnings for the year		-	19,758	19,758
Balance - February 28, 2005	46,648,891	110,400	209,662	320,062
Earnings for the period - Statement 3	-	-	547,906	547,906
Balance - November 30, 2005	46,648,891	$110,400	$757,568	$867,968

- See Accompanying Notes -

AMS Homecare Inc.	Statement 3
Interim Consolidated Statement of Income
Canadian Funds
Unaudited - Prepared by Management

	2005		2004
	Three Months Ended 30 November	Nine Months Ended 30 November	Three Months Ended 30 November	Nine Months Ended 30 November
Sales	$1,774,212	$6,011,690	$1,046,006	$4,579,978
Cost of Sales	1,020,380	3,436,266	649,424	2,741,476
Gross Margin	753,832	2,575,424	396,582	1,838,502

Expenses
Selling
Advertising	45,640	137,429	42,560	109,133
Communication	13,956	50,661	10,018	28,181
Freight and delivery	38,686	128,484	22,839	97,025
Salaries and benefits	126,317	365,787	100,805	335,252
Stationery and supplies	3,146	9,205	3,645	10,921
Travel	28,186	81,867	18,275	62,873
	255,931	773,433	198,142	643,385
General
Bad debts	126	1,983	2,543	46,945
Depreciation and amortization	11,968	36,089	11,988	32,093
Insurance	11,983	44,670	10,842	36,526
Interest and bank charges	52,809	154,356	38,846	114,515
Occupancy	61,715	166,913	37,868	115,627
Office and supplies	41,260	79,913	19,024	55,514
Professional fees	165,047	284,204	53,139	90,098
Public relations	-	29,350	39,773	79,551
Salaries and consulting	121,891	360,672	114,338	304,698
Transfer agent and regulatory	3,166	16,433	3,281	22,726
Travel	12,135	19,502	3,550	17,114
	482,100	1,194,085	335,192	915,407
	738,031	1,967,518	533,334	1,558,792

Earnings (loss) before income taxes	15,801	607,906	(136,752)	279,710
Income taxes	20,000	60,000	-	60,000
Earnings (loss) for the Period	$(4,199)	$547,906	$(136,752)	$219,710

Weighted average common shares
Outstanding	46,648,891	46,648,891	46,627,073	46,627,073

Earnings (loss) per Share - Basic and Diluted	$(0.001)	$0.012	$(0.003)	$0.005

- See Accompanying Notes -

AMS Homecare Inc.	Statement 4
Interim Consolidated Statement of Cash Flows
Canadian Funds
Unaudited - Prepared by Management

	2005		2004
Cash Resources Provided By (Used In)	Three Months Ended 30 November	Nine Months Ended 30 November	Three Months Ended 30 November	Nine Months Ended 30 November
Operating Activities
Net earnings	$(4,199)	$547,906	$(136,752)	$219,710
Amortization of plant and equipment	11,968	36,089	11,988	32,093
Loss (gain) on disposal of assets	-	-	2,031	2,031
Changes in non-cash operating working capital (Note 9)	(89,692)	(770,242)	(220,903)	(623,112)
	(81,923)	(186,247)	(343,636)	(369,278)

Investing Activities
Acquisition of capital assets	(41,555)	(55,272)	(23,755)	(27,892)
Proceeds from sale of asset	-	-	-	-
Acquisition of other assets	(2,967)	(6,004)	-	(34,562)
	(44,522)	(61,276)	(23,755)	(62,454)

Financing Activities
Bank demand loan (repayment)	152,459	324,285	141,494	131,118
Advance (repayment) of term debt	(26,014)	(76,762)	238,387	216,264
Units issued for cash	-	-	-	35,000
Financing costs	-	-	(5,000)	(10,000)
Advance (repayment) from (to) shareholders	-	-	(7,490)	59,350
	126,445	247,523	367,391	431,732

Net Decrease in Cash	-	-	-	-
Cash position - Beginning of period	-	-	-	-
Cash Position - End of Period	$-	$-	$-	$-

Supplementary cash flow information

Interest paid	$41,802	$127,593	$31,687	$88,911

Taxes paid	$-	$14,9471	$-	$-

- See Accompanying Notes -

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2005
Canadian Funds
Unaudited - Prepared by Management

1. Operations

The company completed a reverse take-over on February 28, 2002. The effect of this reverse take-over was that the former shareholders of 393231 B.C. Ltd. (“393231”) and Ambassador Holdings Incorporated (“Ambassador”) acquired control of Canoil Exploration Corporation (an inactive company) through a share-for-share exchange. On March 14, 2002 the company changed its name to AMS Homecare Inc. (“AMS”).

On June 7, 2002, the company acquired all of the issued and outstanding shares of AMS Homecare Canada Inc. (formerly Three Kay Enterprises Inc.) (“AMS Canada”)

Effective March 1, 2003, 393231, Ambassador, and Shoprider Canada were wound up into AMS Canada and as such, AMS Homecare currently has two subsidiaries, AMS Homecare Canada Inc. and AMS Homecare USA Inc..

The company is a purveyor of mobility equipment, durable and disposable medical products, and patient monitoring technology with a head office in Delta, B.C. and branch locations in Ontario and Quebec. In November 2005, the company opened its first retail outlet in the United States of America.

2. Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements as at February 28, 2005.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2005
Canadian Funds
Unaudited - Prepared by Management

3. Plant and equipment

Details are as follows:

	Cost	Accumulated Amortization	30 November 2005 Net Book Value	28 February 2005 Net Book Value
Automobile	$15,867	$8,550	$7,317	$9,441
Furniture and equipment	82,101	26,948	55,153	8,719
Warehouse equipment	21,150	19,414	1,736	2,239
Computer hardware and software	92,795	60,227	32,568	34,636
	$211,913	$115,139	$96,774	$55,035

4. Intangible Assets

Details are as follows:

	Cost	Accumulated Amortization	30 November 2005 Net Book Value	28 February 2005 Net Book Value
Distribution rights	$50,000	$32,500	$17,500	$25,000
Trademarks and patents	61,055	20,291	40,764	43,426
Financing costs	40,000	32,417	7,583	11,918
Intellectual property	3,042	532	2,510	2,738
Product development costs	13,102	5,183	7,919	9,746
	$167,199	$90,923	$76,276	$92,828

5. Bank Demand Loan

The company has pledged certain of its assets as security for an operating line of credit consisting of direct demand loan borrowings and documentary letters of credit to a maximum of $1,750,000. The demand loan bears interest at the Royal Bank prime rate plus 1% per annum. The security includes a first floating charge over all assets, an assignment of inventories and personal guarantees from the President and CEO. This facility contains certain covenants with respect to debt to tangible net worth. Based on the definition of tangible net worth, as defined by the bank, the company was in breach of this covenant as at November 30, 2005. This breach was corrected in December 2005 with the receipt of a five-year term postponed loan from the Business Development Bank in the amount of $500,000. This term loan is considered equity as there are no principal payments required until maturity.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2005
Canadian Funds
Unaudited - Prepared by Management

6. Long term debt	November 30, 2005	February 28, 2005
Loan of $250,000, interest at prime plus 10.5% per annum, repayable over 60 months in blended monthly payments of $6,159, due November 2007	$122,462	$161,694

Loan of $250,000, interest at floating base rate plus variance of 7.5% per annum, with the first principal payment of $3,970 on February 4, 2005, followed by 59 consecutive monthly instalments of $4,170 commencing on March 3, 2005, with the final payment on January 3, 2010	208,500	246,030

	$330,962	$407,724

Less current portion	109,577	103,295

	$221,385	$304,429

The security for both of the loans include a general security agreement from the company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and CEO. These loans contains certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital and ratio of current assets to current liabilities.

Principal repayments of the Long term debt are as follows:

2006	$109,577
2007	112,965
2008	50,040
2009	50,040
8,340

$330,962

7. Due to Shareholders

Advances received from shareholders are due on demand and are unsecured. Shareholders have agreed not to demand repayment in advance of March 1, 2006. The company agrees to pay/accrue interest of U.S $2,800 per month to the shareholders.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2005
Canadian Funds
Unaudited - Prepared by Management

8. Share Capital

Authorized:
300,000,000 common shares without par value
200,000,000 preference shares without par value

Issued and Fully Paid:
46,648,891 common shares

On March 16, 2004, 250,000 warrants were converted into the company's common shares at a price of fourteen cents per share.

As at November 30, 2005, all of the remaining shares held in escrow relating to the 30,000,000 common shares that were escrowed pursuant to a Tier 2 Surplus Security Escrow Agreement were released.

Stock Options

The company has a stock option plan for officers, directors, and employees. The maximum number of options available for issuance is 8,777,811. As at November 30, 2005, the options authorized as at February 28, 2003 were not issued and therefore not granted.

Warrants

On March 16, 2004, 250,000 warrants were converted into the company's common shares at a price of fourteen cents per share.

Share repurchase option

The company has an option, solely at its discretion, to repurchase 10,000,000 of the 30,000,000 shares issued in connection with the reverse take-over. This option is exercisable in the event that the company’s president voluntarily terminates her employment with the company in advance of February 28, 2006. The repurchase price is $0.10 per share and expires on February 28, 2006.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2005
Canadian Funds
Unaudited - Prepared by Management

9. Changes in non-cash operating working capital
	2005			2004
Three Months Ended November 30	Three Months Ended November 30	Nine Months Ended November 30	Three Months Ended November 30	Nine Months Ended November 30

Receivables	$51,805	$(1,109,113)	$283,981	$(113,233)
Inventories	(286,021)	109,280	(432,839)	(575,893)
Prepaids	6,353	79,718	(22,252)	10,282
Payables and accruals	118,171	104,820	(49,793)	(4,268)
Income taxes	20,000	45,053	-	60,000

	$(89,692)	$(770,242)	$(220,903)	$(623,112)

10. Operating Leases

The company is committed to operating leases for premises and vehicles. Future minimum payments are as follows:

2006	$182,222
2007	169,672
2008	76,350
2009	872

$429,116

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2005
Canadian Funds
Unaudited - Prepared by Management

11. Commitments

a)
On July 3, 2003, the company announced an agreement, subject to financing, to purchase a warehouse in the Eastern United States. The company has received a commitment for a bridging loan of U.S. $1,500,000, subject to certain conditions, from an international financing group to accomplish this. As at November 30, 2005, the acquisition and the financing have not been closed.

b)
On May 3, 2004, the company announced the signing and closing of two License Agreements with the University of Connecticut. Subject to the terms of the Agreements, the licenses grant the company exclusive world wide license to develop, make, have made, use, sell, offer to sell, lease, offer sublicenses, and import licensed products in the filed of implantable sensors related to patient monitoring. The total costs of US$125,000 for these patented technologies are payable over 5 years. The company has been attempting to re-negotiate this agreement and as of the reporting period, the company was unable to re-negotiate mutually agreeable terms. The original agreement was terminated in December 2005.

c)
On March 28, 2005, the company announced the signing of a binding agreement with Wireless 2000 of Burnaby, British Columbia to acquire the exclusive distribution rights for a term of 25 years to distribute its products into the healthcare, residential elder care, medical offices and hospital markets in North America. The terms of the agreement call for Wireless 2000 to deliver a commercial product to the company within one year. The company will pay CDN$350,000 in total over this period for the exclusive distribution rights. The company will also pay a 20% royalty to Wireless 2000 on the revenues of all Wireless 2000 products sold. As at November 30, 2005, the company has paid a total of $130,000 for the exclusive distribution rights.

d)
On July 5, 2005, the company announced an agreement to acquire a fifteen percent interest in Vytron Communications of Toronto for $1.5 million dollars CDN. The acquisition is subject to an independent appraisal of the assets of Vytron in addition to certain other conditions. This acquisition will allow the company to further its vision of providing improved security and monitoring in Healthcare facilities. As at November 30, 2005, Vytron has not met certain terms and conditions and the company is awaiting response from Vyton.

e)
On July 11, 2005, the company announced the acquisition of exclusive distribution rights to sell TOTALtrak, Inc.’s product line to the healthcare industry in Canada subject to certain terms and conditions. The distribution rights allow the company to continue to assemble a range of monitoring assets to further enhance and expand its IER Systems Division. TOTALtrak is a high-tech Asset Management Company that develops products utilizing state-of-the-art radio frequency identification (RFID) and patent pending multiple range identification (MRID) technologies, global positioning technologies and advanced programming to create TOTAL Asset Management Systems. As at November 30, 2005, TOTALtrak has not met certain terms and conditions and the company is attempting to re-negotiate the agreement.

f)	As at November 30, 2005, the company has outstanding letters of credit for inventory in the amount of $113,190 ($278,934 - February 28, 2005).

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2005
Canadian Funds
Unaudited - Prepared by Management

12.	Financial Instruments and Risk Management

a)	Fair Value of Financial Instruments

The company’s financial instruments consist of receivables, bank demand loan, accounts payable, long-term debt, and amounts due to shareholders. Except as noted below, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

b)	Credit Risk

The company is subject to credit risk. To mitigate this, the company actively manages and monitors its receivables and obtains security where warranted.

c)	Foreign Exchange Risk

The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars. As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate. The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

d)	Interest Rate Risk

Interest on the company's bank indebtedness and long-term debt is variable based on the lenders' prime rates. This exposes the company to the risk of changing interest rates that may have an effect on its earnings in future periods. The company does not use derivative instruments to reduce its exposure to interest rate risk.

13. Economic dependence

Approximately 83% (February 28, 2005 - 86%) of sales are from products provided by the company's largest supplier.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2005
Canadian Funds
Unaudited - Prepared by Management

14. Contingencies

A former employee filed a wrongful termination of employment contract claim against the company for $250,000. In October 2005, a judgement was issued awarding the employee a total of $57,493.24 comprised of two-months wages, royalties, and costs. The company has filed an appeal with respect this amount.

15.	Subsequent Events

On January 10, 2006, the company announced the receipt of a loan in the amount of $500,000 for working capital from the Business Development Bank of Canada. The loan, with net proceeds to be used for working capital purposes, bears an interest rate of 17%, has a term of 5 years with no principal payments until maturity.

On January 10, 2006, the company also announced the issuance of 189,000.000 shares. Of the total, 13,000,000 shares were issued to the directors for services provided since 2002, 5,000,000 shares were issued to the company to compensate employees and to finance the ongoing lawsuit filed by company against the TSX Venture, 161,000,000 shares were issued to President for damages suffered in the reverse take-over and for personal guarantees provided in order to secure company loans and 10,000,000 were issued to the CEO for personal guarantees provided in order to secure company loans.

On January 11, 2006, the Company announced the appointment of Macam Limited as its investor relations agent for North America to help communicate to the investing community the Company’s position on the potential growing market in the medical equipment industry.